Exhibit 4.14

(English Summary)

LEASE

Parties:

CENTRAL SCIENCE INDUSTRIAL PARK ADMINISTRATION, NATIONAL SCIENCE COUNCIL (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The government-owned land containing 184,408 square meters, located on Taichung Science Park at lot no. 1, Taichung.

Lease Term:

Commencing September 1, 2009 and expiring on September 1, 2029.

Rental:

The rental should be fourteen New Taiwan Dollars and seventy cents (NT$14.7) per square meter per month.

The total amount of monthly rental shall be two million seven hundred ten thousand and seven hundred ninety eight New Taiwan Dollars (NT$2,710,798).

Lessee shall pay the rental amount of NT$2,710,798 each month. Since the commencing date of the term of this Lease, Lessee shall download the rental payable for the following month on Lessor’s official website (www.ctsp.gov.com) and pay such amount of rent and the applicable taxes on or before 15th of each month in the manner prescribed by Lessor; if the payment date is a public holiday, it shall be postponed to the next business day.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rent to become effective in the following month.

Termination by Lessor:

Lessor may terminate the lease at any time if any of following shall happen:

a.	Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Taichung Science Park;

b.	Lessee violates any term or provision of this Lease pertaining to the use of the land and fails to provide remedy after receiving Lessor’s written notice within limited time;

c.	Lessee has defaulted in the payment of the rent for two or more years;

d.	Lessee fails to apply for construction license within three months from execution of this Lease; after the Lessor has set a time for such application and the Lessee continues failing to do so; or the application is inadequate and the Lessee has been ordered to supplement the application and fails to do so within such time limit;

e.	Lessee fails to complete the construction work within the time stipulated in the Lease; or

f.	Lessee violates the term and provision pertaining to the restrictions on sub-leasing.

Miscellaneous:

The Lease term shall automatically expire unless Lessor and Lessee renew this Lease in writing. The Lessor shall inform the Lessee of such intention in writing six months prior to the expiration date.

This Lease shall be effective from the execution date of the Lease, or from the actual starting date of the leasing, whichever is earlier.

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Taichung District Court shall be the competence court of jurisdiction in the first instance.